Exhibit 23

INDEPENDENT AUDITORS’ CONSENT

To the Administrator of

Ambac Financial Group, Inc. Savings Incentive Plan:

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-52449) of Ambac Financial Group, Inc. of our report dated June 27, 2003, relating to the statements of net assets available for plan benefits of Ambac Financial Group, Inc. Savings Incentive Plan as of December 31, 2002 and 2001 and the related statements of changes in net assets available for plan benefits for the years then ended and the related supplemental schedules—schedule H, line 4 i, schedule of assets (held at end of year) as of December 31, 2002 and schedule H, line 4 j, schedule of reportable transactions for the year ended December 31, 2002, which report appears in the annual report on Form 11-K of Ambac Financial Group, Inc. Savings Incentive Plan.

/s/ KPMG LLP

New York, New York

June 27, 2003